ECOLAND INTERNATIONAL, INC.
4425 Ventura Canyon Avenue, Suite 105
Sherman Oaks, California 91423

December 20, 2007

Via Electronic Filing and Federal Express
United States Securities and Exchange Commission
Washington, DC 20549

Mr. H. Roger Schwall
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ecoland International, Inc.
Registration Statement on Form SB-2
Filed February 1, 2007
File No. 333-140396

Dear Mr. Schwall:

Ecoland International, Inc., a Nevada corporation (the “Company”), hereby requests acceleration of the effective date of that certain Registration Statement on Form SB-2 (File No. 333-140396) (the “Registration Statement”) to Friday, at 2:00 p.m., Eastern Time on December 21, 2007 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•  Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•  The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•  The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also confirm that the undersigned is aware of his responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the Company’s securities specified in the Registration Statement.

Please contact the undersigned if you have any questions or comments regarding this matter.

Very truly yours,

/s/ David Wallace

David Wallace,
Chief Executive Officer and
Chief Financial Officer